October 21, 2008

Via EDGAR and Federal Express Overnight

Mr. Jay Webb

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Northstar Neuroscience, Inc.

Form 10-K for the year ended December 31, 2007

Filed March 17, 2008

File No. 001-34078

Dear Mr. Webb:

This letter is submitted on behalf of Northstar Neuroscience, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2007 (filed March 17, 2008, File No. 001-34078) (the “Form 10-K”), as set forth in your letter to the undersigned dated October 15, 2008. For reference purposes, the text of the comments contained in your letter dated October 15, 2008 have been reproduced herein (in bold), with the Company’s response below each numbered comment.

Note 8. Net Loss Per Common Share, page F-21

1.	We note your use of non-GAAP pro forma net loss per share applicable to common shareholders in the footnotes to the financial statements. Please tell us the authoritative literature that you believe requires or permits these disclosures. Specifically tell us how your disclosure is permitted by Item 10(e)(1) of Regulation S-K.

Company Response: The Company presented non-GAAP pro forma net loss per share (the “Pro Forma Information”) in the Form 10-K to provide meaningful supplemental information to help users of the Company’s financial information compare current year results to those presented for prior periods. The Company presented the Pro Forma Information due to the conversion of the Company’s outstanding shares of redeemable convertible preferred stock that occurred on May 4, 2006. Such conversion materially affected the comparability of the Company’s basic and diluted net loss per share applicable to common shareholders, as the shares of redeemable convertible preferred stock were excluded from the calculation as antidilutive prior to the conversion but included subsequent to conversion.

In response to the Staff’s request to specifically explain the permissible nature of the disclosure when provided, the Company disclosed the Pro Forma Information in accordance with the following criteria noted in Item 10(e)(1) of Regulation S-K:

•

(A) The Company presented the Pro Forma Information with less prominence than the most directly comparable financial measure calculated in accordance with Generally Accepted Accounting Principles (“GAAP”);

•	(B) The Company presented a schedule in the referenced footnote reconciling the Pro Forma Information to the most directly comparable financial measure calculated in accordance with GAAP; and

•	(C) The Company disclosed the reasons for the disclosure of the Pro Forma Information within the footnote as follows:

We believe that this non-GAAP pro forma information provides meaningful supplemental information that helps users of our financial statements compare current results to those of prior periods.

Based upon meeting all of the criteria for presenting Non-GAAP Financial Measures set forth in Item 10(e)(1) of Regulation S-K, the Company believes that its previous disclosure was permissible and appropriate.

The Company discontinued disclosure of the Pro Forma Information beginning with the Company’s interim financial statements filed in the Form 10-Q for the period ended March 31, 2008 because the Pro Forma Information was no longer necessary for comparability of prior period financial statements.

Exhibit 31

1.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) or Rule 15d-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as to not include the individual’s title.

Company Response: The Company acknowledges the Staff’s comment and will not include the title of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) or Rule 15d-14(a). The Company excluded the title in the Company’s Quarterly Reports on Form 10-Q filed with respect to the fiscal quarters ended March 31, 2008 and June 30, 2008, and will continue this practice.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form 10-K. Please do not hesitate to contact the undersigned at (206) 902-1930, or Brian Dow, the Company’s Director of Finance and Corporate Controller, at (206) 902-1933 if you have any questions regarding this letter.

Sincerely,

Raymond N. Calvert

/s/ Raymond N. Calvert
Raymond N. Calvert Vice President of Finance and Chief Financial Officer Northstar Neuroscience rcalvert@northstarneuro.com

cc:	Ms. Angela Crane (SEC Division of Corporation Finance Accounting Branch Chief)

Ms. Julie Sherman (SEC Division of Corporation Finance Staff Accountant)

Mr. John S. Bowers Jr. (Northstar Neuroscience, Inc.)

Mr. Brian B. Dow (Northstar Neuroscience, Inc.)

Mr. Mark F. Hoffman (DLA Piper LLP (US))

Mr. Trenton C. Dykes (DLA Piper LLP (US))